Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

September __, 2005

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
450 5th Street, N.W.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of August 22, 2005 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 8 to its registration statement. PEA No. 8 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 1, 2005 for the purpose of adding one new series: the Ascentia Long/Short Fund (the “Fund”).

Please note that on September 12, 2005 the Trust filed PEA No. 11 for the purpose of designating September 30, 2005 as the new date upon which PEA No. 8 will go effective.

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate. For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Funds’ responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust’s responses to your comments are as follows:

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

RESPONSES TO ORAL COMMENTS RECEIVED AUGUST 22, 2005

Prospectus - Investments, Risks and Performance/Principal Investment Strategies

1.
In the fourth paragraph under “Principal Investment Strategies,” what does the term “primarily” mean with respect to “equity securities”? We would take this to mean “at least 50%” of the Fund’s assets. Please add disclosure indicating the Fund’s meaning.

The Fund responds by revising the applicable disclosure to read, “The Fund primarily (at least with respect to 50% of its assets) takes long and short positions in equity securities.”

2.
As appropriate in this section, please indicate the limit on short positions that may be taken by the Fund (i.e., dollar amount of short sales). We note that a Fund may have up to 100% of its assets in short positions, so long as the Fund meets the necessary requirements with respect to segregation of assets, etc. (See Investment Company Act Release No. 10666).

The Fund responds by adding the following language to the second paragraph in this section:

“The Fund may invest up to 100% (but no more than 100%) of its assets in short positions.”

3.
We note that short sales raise numerous regulatory and other issues. Please supplementally confirm that the Fund will not have problems meeting the various regulatory requirements associated with short selling, including among other things: (a) maintain the Fund’s 15% asset limitation with respect to illiquid securities; (b) meeting the fund’s continuous obligations regarding redemptions; (c) Section 18 requirements regarding the segregation of assets; (d) Regulation T; (e) applicable NASD rules; and (f) various NYSE rules regarding posting margin.

The Fund supplementally confirms that it fully intends to comply with applicable regulatory requirements with respect to the Fund’s short sales.

4.
We note that under Section 18(f) of the Investment Company Act of 1940, short sales constitute prohibited “senior securities” unless there is appropriate asset coverage, which may include the segregation of assets, coverage through call options or some combination. Please supplementally inform us of the intended “coverage” of the Fund’s investments.

As disclosed in the subsection “Short Sales” in the “Investment Policies, Strategies and Associated Risks” section of the Fund’s Statement of Additional Information (the “SAI”), the appropriate asset coverage will typically be provided through the Fund’s segregation of liquid assets.

5.
Please provide a statement in the prospectus something to the effect that “The Fund’s Board of Trustees has considered the Fund’s short sales strategy and its attendant risks and has determined that the strategy does not impair the Fund’s ability to meet redemptions or meet other regulatory requirements. Furthermore, the Board of Trustees has adopted guidelines that ensure that the Fund’s investment advisor continuously monitors the Fund’s short positions and the Fund’s compliance with the regulatory requirements in the best interest of shareholders.”

The Fund responds by adding the requested disclosure at the end of the second paragraph in this section.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

6.	Please confirm that the Fund will invest in ETFs and/or other investment companies that may not have an exemptive order from the SEC.

The Fund supplementally confirms that it will make such investments in accordance with applicable disclosure in the SAI, which may include funds and/or ETFs without exemptive orders.

7.	We note that you indicated “Borrowing Risks” and “Foreign Securities Risk” in the Fund’s Principal Risks section. Please indicate in this section the intended limit in such investments.

The Fund responds by adding the following to the end of the fourth paragraph in the section:

“The Fund may have up to 75% of its assets invested directly or indirectly in foreign securities.”

In addition, the following is added as a new fifth paragraph to the section:

“The Fund may also borrow money from banks or other financial institutions to purchase securities, which is commonly known as “leveraging.” Leveraging allows the Fund to generate a return that is larger than what would be generated on the invested capital without leverage, thus changing small market movements into larger changes in the value of the investments of the Fund.”

8.	Please revise the third sentence under the subheading “Portfolio Turnover Rate” to read:

“A high portfolio turnover rate in any year will result in payment by the Fund of above-average transaction costs and could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary rates. Because of these and other reasons, this Fund may be more appropriate for shareholders holding Fund shares through an IRA or other tax-deferred account.”

The Fund responds by making the requested revision.

Prospectus - Investments, Risks and Performance/Principal Risks

9.
Please revise the “Short Sale Risk” to read: “Short sale strategies are riskier than “long” investment strategies. Short selling may result in the Fund’s investment performance suffering if it is required to close out a short position earlier than it had intended. This would occur if the lender required the Fund to deliver the securities it borrowed at the commencement of the short sale and the Fund was unable to borrow the securities from other securities lenders. Furthermore, until the Fund replaces a security borrowed, or sold short, it must pay to the lender amounts equal to any dividends that accrue during the period of the short sale. In addition, the Fund will incur certain transaction fees associated with short selling. Short sale strategies are often characterized as a form of leveraging or speculative investments. Although the Advisor uses speculative investment strategies, there is no assurance that these strategies will protect against losses or perform better than non-speculative strategies. The use of short sales is an effort by the Fund to protect against losses due to general movements in market prices; however, no assurance can be given that such strategies will be successful or that consistent absolute returns will be achieved.”

The Fund responds by making the requested revisions.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

10.
Please revise the “High Portfolio Turnover Rate Risk” to read, in part: “The Fund’s investment strategy may result in high turnover rates. This could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary rates (as high as 35%) and could increase brokerage commission costs.”

The Fund responds by making the requested revision.

Prospectus - Investments, Risks and Performance/Fees and Expenses

11.	In footnote 2 to the fee table, please confirm supplementally that the additional expenses associated with short selling cannot be estimated.

The Fund supplementally confirms that such expenses cannot be estimated.

12.
Please revise the second sentence in footnote 2 to read: “Such additional expenses (including dividends on short positions) cannot be estimated and, therefore, actual Fund expenses may be higher than those shown.”

The Fund responds by making the requested revision.

13.	Please revise the second sentence of footnote 3 to read: “This waiver can be terminated only by the Board of Trustees.”

The Fund responds by making the requested revision.

Prospectus - Management of the Fund/Portfolio Managers

14.	With respect to Mr. Alpers, please replace the phrase “vast experience” with “many years” if appropriate.

The Fund responds by making the requested change.

15.	With respect to Mr. Alpers, please indicate the amount of experience in managing separate accounts and/or registered investment companies, as the case may be.

The Fund responds by adding the following to the end of the first paragraph:

“Mr. Alpers has managed mutual funds since 1994 and accounts using a long/short investment style since 1995.”

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

16.
With respect to Mr. Arter, please replace the phrases “extensive” and “now famous” with “many years” and “well-known,” respectively. In addition, please delete the phrase “allowing him to accurately forecast major moves in the global markets.” Also, please indicate the amount of experience in managing separate accounts and/or registered investment companies, as the case may be.

The Fund notes that Mr. Arter will not be a portfolio manager to the Fund and has therefore deleted all references to Mr. Arter in the registration statement.

Prospectus - Shareholder Information/Share Price

17.
Please add the following statement as appropriate to the section: “The Board of Trustees will regularly evaluate whether its fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust’s valuation committee.”

The Fund has added the requested statement to the end of the third paragraph.

18.	Please add disclosure explaining the effects of fair value pricing.

The Fund has revised the second sentence in the second paragraph of the section to read: “Due to the subjective and variable nature of fair value pricing, it is possible that the fair value determined for a particular security may be materially different from the price of the security quoted or published by others, the value when trading resumes or the value realized upon its sale.”

SAI - Management of the Fund/Investment Advisor

19.	Please update the disclosure regarding approval of the investment advisory agreement by the Board of Trustees so that it reflects the factors considered and conclusions made regarding the approval.

The Fund responds by revising the disclosure accordingly.

SAI - Management of the Fund/Portfolio Managers

20.
Please provide a description of any material conflicts of interest that may arise in connection with the Portfolio Manager’s management of the Fund and the other accounts managed by the Portfolio Manager, including, for example, conflicts between the strategy of the other accounts and the Fund or conflicts in the allocation of investment opportunities between the Fund and the accounts. Alternatively, supplementally confirm that all such conflicts are currently disclosed.

The Fund supplementally confirms that all conflicts are currently disclosed.

SAI - Portfolio Holdings Information

21.	With respect to disclosure to service providers of “non-standard disclosure,” please indicate the “lag time” of the receipt to such parties.

The Fund has revised the applicable disclosure to indicate that service providers may receive such information contemporaneously with the Fund.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact Rachel Lohrey by telephone at 414/765-5384 or by facsimile at 414/212-7313.

Sincerely,

/s/ Chad E. Fickett

Chad E. Fickett
for TRUST FOR PROFESSIONAL MANAGERS

cc: Carol Gehl, Godfrey & Kahn, S.C.